As filed with the Securities and Exchange Commission on March 24, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

SPANSION INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84649R 10 1

(CUSIP Number)

Hiroaki Kurokawa

President

Fujitsu Limited

Shiodome City

1-5-2 Higashi-Shimbashi

Minato-Ku

Tokyo 105-7123, Japan

+81-3-6252-2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

David C. Wilson, Esq.

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

(650) 813-5600

March 21, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

1	NAME OF REPORTING PERSONS Fujitsu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 18,352,935
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 18,352,935
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,352,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Fujitsu Microelectronics Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 18,352,935
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 18,352,935
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,352,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relating to shares of Class A common stock, $0.001 par value per share (each a “Share” and collectively, the “Shares”), of Spansion Inc., a Delaware corporation (the “Issuer”), hereby supplements and amends the Schedule 13D filed on December 28, 2005 (the “Schedule 13D”) by Fujitsu Limited, a Japanese corporation (“Fujitsu” or the “Reporting Person”) as amended on January 10, 2007. Capitalized terms used but not defined in this Amendment shall have the respective meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

The first paragraph of Item 2 is amended and restated in its entirety as follows:

This statement is filed by Fujitsu Limited, a Japanese corporation (“Fujitsu”) and Fujitsu Microelectronics Limited, a Japanese corporation and wholly-owned subsidiary of Fujitsu (the “Fujitsu Sub”) (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 15. The principal executive and business office of Fujitsu is located at Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan. The principal executive and business office of the Fujitsu Sub is located at Shinjuku Daiichi Seimei Building, 2-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan.

Annex I to Item 2 to the Schedule 13D is amended and restated in its entirety as set forth on Annex I hereto.

Item 4.	Purpose of Transaction.

Item 4(a) of the Schedule 13D is amended and supplemented as follows:

On March 21, 2008, Fujitsu transferred 18,352,934 Shares, constituting all of the Shares of the Issuer held by Fujitsu, to Fujitsu Microelectronics Limited, a wholly owned subsidiary of Fujitu (the “Fujitsu Sub”) pursuant to a Plan for Company Split effective as of March 21, 2008 (the “Company Split Plan”) by Fujitsu. A copy of the Company Split Plan is filed as Exhibit 16 hereto. This Item 4 is qualified in its entirety by the Company Split Plan.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a) The Issuer’s common stock consists of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of the close of business on February 26, 2008, 135,572,590 shares of Class A common stock were issued and outstanding; no shares of Class B common stock were issued and outstanding; one share of Class C common stock was issued and outstanding; and no shares of Class D common stock were issued and outstanding.

The Reporting Persons, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, beneficially own 18,352,934 shares of the Issuer’s Class A common stock and the one share of the Issuer’s Class C common stock. In addition, Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), AMD (U.S.) Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of AMD (“AMD US Holdings”) and AMD Investments, a Delaware corporation and indirect wholly-owned subsidiary of AMD (“AMDI”) (collectively, the “AMD Parties”), which comprises a “group” with the Reporting Person with respect to matters under the Stockholders Agreement described in Item 6 below, own 14,037,910 shares of the Issuer’s Class A common stock.

The Reporting Persons beneficially own approximately 13.5 percent of the Issuer’s total outstanding Class A common stock and own 100 percent of the Issuer’s total outstanding Class C common stock. The AMD Parties beneficially own approximately 10.4 percent of the Issuer’s total outstanding Class A common stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented by the following exhibits:

Exhibit 15	Joint Filing Agreement, dated March 21, 2008, between Fujitsu Limited and Fujitsu Microelectronics Limited.

Exhibit 16	Plan for Company Split, effective as of March 21, 2008, by Fujitsu Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2008	FUJITSU LIMITED

	By:	/s/ Hiroaki Kurokawa
	Name:	Hiroaki Kurokawa
	Title:	President

FUJITSU MICROELECTRONICS LIMITED

	By:	/s/ Koichi Ishizaka
	Name:	Koichi Ishizaka
	Title:	Vice President and Director

EXHIBIT INDEX

Exhibit 15	Joint Filing Agreement, dated March 21, 2008, between Fujitsu Limited and Fujitsu Microelectronics Limited.

Exhibit 16	Plan for Company Split, effective as of March 21, 2008, by Fujitsu Limited.

Annex I

Name, Principal Occupation and Business Address of Each Executive Officer and Director of Fujitsu Limited

Naoyuki Akikusa, Chairman of the Board and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Hiroaki Kurokawa, President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Masamichi Ogura, Corporate Senior Executive Vice President, Chief Financial Officer and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Toshihiko Ono, Corporate Senior Executive Vice President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Chiaki Ito, Corporate Senior Executive Vice President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Michiyoshi Mazuka, Corporate Senior Executive Vice President and Representative Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

Hiroshi Oura, Director, Fujitsu Limited, Senior Executive Advisor, Advantest Corporation, Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

Ikujiro Nonaka, Director, Fujitsu Limited, Professor Emeritus, Hitotsubashi University Graduate School of International Corporate Strategy, 2-1-2 Hitotsubashi, Chiyoda-ku, Tokyo 101-8439, Japan.

Haruo Ito Director, Fujitsu Limited, President and Representative Director, Fuji Electoric Holdings Co., Ltd., Gate City Osaki, East Tower, 1-11-2 Osaki, Shinagawa-ku Tokyo 141-0032, Japan.

Haruki Okada Corporate First Senior Vice President and Director, Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan.

All of the foregoing officers and directors of Fujitsu Limited are citizens of Japan.

During the last five years, none of the foregoing officers and directors of Fujitsu Limited has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name, Principal Occupation and Business Address of Each Executive Officer and Director of Fujitsu Microelectronics Limited

Toshihiko Ono, President and Representative Director, Fujitsu Microelectronics Limited, Shinjuku Daiichi Seimei Building, 2-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 163-0701, Japan

Shigeru Fujii, Executive Vice President and Director, Fujitsu Microelectronics Limited, Shinjuku Daiichi Seimei Building, 2-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 163-0701, Japan

Koichi Ishizaka, Vice President and Director, Fujitsu Microelectronics Limited, Akiruno Technology Center, 50 Fuchigami, Akiruno-shi, Tokyo, 197-0833, Japan

Haruyoshi Yagi, Director, Fujitsu Microelectronics Limited, Akiruno Technology Center, 50 Fuchigami, Akiruno-shi, Tokyo, 197-0833, Japan

Joji Murakami, Director, Fujitsu Microelectronics Limited, Kawasaki Office, 4-1-1 Kamikodanaka, Nakahara-ku, Kawasaki-shi, Kanagawa, 211-8588, Japan

Hiroyuki Hojo, Director, Fujitsu Microelectronics Limited, Shinjuku Daiichi Seimei Building, 2-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 163-0701, Japan

Hideo Monma, Director, Fujitsu Microelectronics Limited, Akiruno Technology Center, 50 Fuchigami, Akiruno-shi, Tokyo, 197-0833, Japan

Yoji Hino, Director, Fujitsu Microelectronics Limited, Pola Daisan Gotanda Building, 8-9-5 Nishigotanda, Shinagawa-ku, Tokyo, 141-0031, Japan

Michael F.Y. Shih, Director, Fujitsu Microelectronics Limited, Shinjuku Daiichi Seimei Building, 2-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 163-0701, Japan

Haruki Okada, Director (PART-TIME), Fujitsu Limited, Shiodome City Center, 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-7123, Japan

Masami Yamamoto, Director (PART-TIME), Fujitsu Limited, Kawasaki Office, 4-1-1 Kamikodanaka, Nakahara-ku, Kawasaki-shi, Kanagawa, 211-8588, Japan

Yasuo Nishiguchi, Director (PART-TIME), Fujitsu Microelectronics Limited, Shinjuku Daiichi Seimei Building, 2-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 163-0701, Japan

Michael F.Y. Shih is a citizen of Taiwan. All of the other foregoing officers and directors of Fujitsu Microelectronics Limited are citizens of Japan.

During the last five years, none of the foregoing officers and directors of Fujitsu Microelectronics Limited has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.